Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

May 12, 2020 and the Prospectus dated December 12, 2019

Registration No. 333-235468

Pricing Term Sheet

Terms Applicable to the Notes

Issuer:	General Motors Financial Company, Inc. (the “Issuer”)

Securities:	5.200% Senior Notes due 2023 (the “Notes”)

Ranking of the Notes:	Senior unsecured

Trade Date:	May 12, 2020

Settlement Date:	May 15, 2020 (T+3)*

Form of Offering:	SEC-Registered (Registration No. 333-235468)

Aggregate Principal Amount:	$1,500,000,000

Final Maturity Date:	March 20, 2023

Public Offering Price:	99.955%, plus accrued and unpaid interest, if any, from May 15, 2020

Benchmark Treasury:	0.25% due April 15, 2023

Benchmark Treasury Price and Yield:	100-02 3/4, 0.220%

Spread to Benchmark Treasury:	+500 bps

Yield to Maturity:	5.220%

Coupon:	5.200%

Interest Payment Dates:	March 20 and September 20 of each year, commencing on September 20, 2020

Day Count Convention:	30 / 360

Optional Redemption:	Prior to maturity, make-whole call at T+50 bps.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	37045X CW4 / US37045XCW48

Joint Book-Running Managers:	Barclays Capital Inc.
BBVA Securities Inc.
Commerz Markets LLC
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC

Co-Managers:	BMO Capital Markets Corp.
MUFG Securities Americas Inc.
U.S. Bancorp Investments, Inc.
Blaylock Van, LLC
Cabrera Capital Markets LLC

*

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC, including the preliminary prospectus supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting: Barclays Capital Inc. toll free at 1-888-603-5847, BBVA Securities Inc. toll-free at (800) 422-8692, Commerz Markets LLC toll free at 1-800-233-9164, Mizuho Securities USA LLC toll free at 1-(866) 271-7403, Morgan Stanley & Co. LLC by calling 1-866-718-1649 or emailing prospectus@morganstanley.com or RBC Capital Markets, LLC by calling toll-free at 1-866-375-6829.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.